

Bradford & Bingley

03 APR -9 AM 7:21

Your reference

In reply please quote

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL


03050167

Tel. 01274 806106

31 March 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
APR 24 2003
THOMSON FINANCIAL

dlw 4/22

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARESAVE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Sharesave Scheme ("the Scheme"), Bradford & Bingley QUEST Limited as trustee of the Bradford & Bingley Qualifying Employee Share Ownership Trust established by Deed on 8 December 2000 (the "Trust"), purchased 500,000 Ordinary Shares in Bradford & Bingley plc at 294.41 pence per share on 20 March 2003. Options, subject to the Scheme rules, were granted in 2001, 2002 and 2003 and Bradford & Bingley QUEST has agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Bradford & Bingley QUEST Limited.

End

21 March 2003

82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARESAVE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Sharesave Scheme ("the Scheme"), Bradford & Bingley QUEST Limited as trustee of the Bradford & Bingley Qualifying Employee Share Ownership Trust established by Deed on 8 December 2000 (the "Trust"), purchased 350,000 Ordinary Shares in Bradford & Bingley plc at 299.39 pence per share on 21 March 2003. Options, subject to the Scheme rules, were granted in 2001, 2002 and 2003 and Bradford & Bingley QUEST has agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Bradford & Bingley QUEST Limited.

End

24 March 2003

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARESAVE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Sharesave Scheme ("the Scheme"), Bradford & Bingley QUEST Limited as trustee of the Bradford & Bingley Qualifying Employee Share Ownership Trust established by Deed on 8 December 2000 (the "Trust"), purchased 250,000 Ordinary Shares in Bradford & Bingley plc at 299.99 pence per share on 24 March 2003. Options, subject to the Scheme rules, were granted in 2001, 2002 and 2003 and Bradford & Bingley QUEST has agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Bradford & Bingley QUEST Limited.

End

25 March 2003

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARESAVE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Sharesave Scheme ("the Scheme"), Bradford & Bingley QUEST Limited as trustee of the Bradford & Bingley Qualifying Employee Share Ownership Trust established by Deed on 8 December 2000 (the "Trust"), purchased 300,000 Ordinary Shares in Bradford & Bingley plc at 299.8 pence per share on 25 March 2003 and 410,000 Ordinary Shares in Bradford & Bingley plc at 299.69 pence per share on 26 March 2003. Options, subject to the Scheme rules, were granted in 2001, 2002 and 2003 and Bradford & Bingley QUEST has agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Bradford & Bingley QUEST Limited.

End

27 March 2003

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARESAVE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Sharesave Scheme ("the Scheme"), Bradford & Bingley QUEST Limited as trustee of the Bradford & Bingley Qualifying Employee Share Ownership Trust established by Deed on 8 December 2000 (the "Trust"), purchased 423,636 Ordinary Shares in Bradford & Bingley plc at 296.34 pence per share on 27 March 2003. Options, subject to the Scheme rules, were granted in 2001, 2002 and 2003 and Bradford & Bingley QUEST has agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Bradford & Bingley QUEST Limited.

End

28 March 2003

Re 82-5154

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

AXA S.A. and its Group Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the shareholder named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C	15,000
HSBC Global Custody Nominee (UK) Ltd A/C 867815	884,963
HSBC Global Custody Nominee (UK) Ltd A/C 904009	10,640
HSBC Global Custody Nominee (UK) Ltd A/C 867396	1,480,000
HSBC Global Custody Nominee (UK) Ltd A/C 867530	580,000
HSBC Global Custody Nominee (UK) Ltd A/C 867372	4,286,000
HSBC Global Custody Nominee (UK) Ltd A/C 887553	20,910
HSBC Global Custody Nominee (UK) Ltd A/C 887565	20,010
HSBC Global Custody Nominee (UK) Ltd A/C 887577	21,990
HSBC Global Custody Nominee (UK) Ltd A/C 887589	21,970
HSBC Global Custody Nominee (UK) Ltd A/C 887607	20,190
HSBC Global Custody Nominee (UK) Ltd A/C 887607	15,880
HSBC Global Custody Nominee (UK) Ltd A/C 887619	13,610
HSBC Global Custody Nominee (UK) Ltd A/C 776934	1,776,576
HSBC Global Custody Nominee (UK) Ltd A/C 867116	10,000,000
HSBC Global Custody Nominee (UK) Ltd A/C 867268	2,100,000
HSBC Global Custody Nominee (UK) Ltd A/C 867050	1,500,000
Smith & Williamson Nominees Ltd A/C S66	1,150
RBSTB nominees desig. Sunpen	59,143
Sun Life International A/C SLI 11	357,000
Axa Sun Life plc	3,411,956

5. Number of shares / amount of stock acquired

26,596,988

6. Percentage of issued class

4.08%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

24 March 2003

12. Total holding following this notification

26,596,988

13. Total percentage holding of issued class following this notification

4.08%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

24 March 2003

damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Re 82-5154

31st March 2003

BRADFORD & BINGLEY PLC ACQUIRES PORTFOLIO OF 3,900 MORTGAGE LOANS FROM GMAC-RFC LIMITED

Bradford & Bingley Plc ("The Group") is pleased to announce the acquisition of a further portfolio of UK residential mortgage loans from GMAC-RFC Limited ("GMAC-RFC"). The consideration for the loans is approximately £470m and the portfolio includes around 3,900 mortgages. This transaction follows the successful purchase of a £650m loan portfolio from GMAC-RFC in September 2002.

The acquisition will be made by Bradford & Bingley's wholly owned subsidiary, Mortgage Express with Bradford & Bingley Plc funding the purchase from existing resources.

The acquired loan portfolio will increase the Group's managed assets, which stood at £26.6bn on 31st December 2002, by around 2% and is expected to improve return on equity for shareholders.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to the Group's new residential lending. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has further tested the loan book using its own credit scoring process to confirm that it meets the Group's credit standards. Of the mortgages acquired, approximately 56% by value are self-certified, 22% are buy to let and the remainder is comprised of standard mortgages. The book has an average loan size of £120,000 and an average loan to value of 73%.

The transaction does not affect the Group's statutory protection from takeover or its continuing share buyback programme.

Christopher Rodrigues, Group CEO, said: "This transaction reflects our stated strategy of driving growth both organically and through acquisition and represents a logical extension of the relationship with GMAC-RFC following the transaction announced in September 2002."

Stephen Hynes, Capital Markets Director of GMAC-RFC comments: "As the leading creator and trader of mortgage assets, portfolio sales are a core part of our strategy. We are delighted to have concluded another transaction with Bradford & Bingley. This consolidates the strong working relationship we have already established with the Group."

For further information:

Bradford & Bingley

Media
Siobhan Hotten, Head of PR, Bradford & Bingley, 020 7067 5627
or Kate Inverarity, Tulchan Communications, 020 7353 4200

Investor Relations
Phillip McLelland, Bradford & Bingley, 01274 806112
or Kirsten Hendrie, MacMaster & Company, 020 7493 9500

GMAC-RFC

Media
Gina Collman, Head of Corporate Communications, 01344 478 109

Investor Relations
or Stephen Hynes, Capital Markets Director, 01344 478 077

Notes to Editors:

Bradford & Bingley's Lending Portfolio

- Bradford & Bingley only offers loans secured on property. As at 31st December 2002, its loan portfolio stood at £20.5bn of which 82% was secured on residential property and 18% secured on commercial property (including Housing Associations). Buy to let lending accounted for under 30% of the Group's total residential lending assets.

- As at 31st December 2002 Bradford & Bingley Plc had approximately 30,000 buy to let customers, around three quarters of which had mortgages on only one property. The average loan size for total buy to let balances at 31st December 2002 was approximately £97,000 nationally and £136,500 in London. The average loan to value of the Group's buy to let loans was 71% based on original valuation and 59% based on current values. The average income of an average buy to let customer is £60K pa.

- Mortgage Express is the specialist lending arm of the Bradford & Bingley Group. It provides a range of niche mortgages, including mortgages for the self-employed, buy to let and 100% loans.

GMAC-RFC

- GMAC-RFC, a wholly owned subsidiary of GMAC Financial Services, is a leading private issuer of mortgage-backed securities and home equity loan asset-backed securities, and the No.1 warehouse lender in the United States. The company leverages its strengths in securitisation, lending and investment to offer a broad portfolio of innovative capital solutions. The company is headquartered in Minneapolis and operates in the United States, Europe and Latin America.

- In the UK, GMAC-RFC is the leading all-status lender, offering the widest product range from mainstream, through niche to non conforming. It specialises in creating and trading mortgage assets through securitisation, and portfolio sales and acquisitions. GMAC-RFC is now ranked as the UK's 15th largest lender by gross mortgage lending according to figures published by the Council of Mortgage Lenders. A market survey also revealed GMAC-RFC as one of the UK's leading Buy-to-Let lenders. Its position as the No.1 non conforming lender is measured by gross advances on a first charge basis to the Mortgage Code Compliance Board (MCCB) registered brokers on 2001 year lending figures.

End

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 250,000 of its ordinary shares on Friday, 28 March 2003 at a price of 292.98p per share.

END

Re 82.5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 500,000 of its ordinary shares on Thursday, 27 March 2003 at a price of 294.41p per share.

END

Re - 82 - 5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 200,000 of its ordinary shares on Thursday, 20 March 2003 at a price of 295p per share.

END

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 70,000 of its ordinary shares on Monday, 17 March 2003 at a price of 284.08p per share.

END

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 60,000 of its ordinary shares on Thursday, 13 March 2003 at a price of 274.21p per share.

END